September 10, 2013

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 3, 2013, to be filed by our former client, First China Pharmaceutical Group, Inc. (the “Company”).

We disagree with the statements made in response to that Item insofar as they relate to our Firm. Specifically, despite attempts to have the Company pay our outstanding invoices for services, as of the date of this letter, our Firm’s outstanding invoices remain unpaid. Due to lack of payment, the Firm’s ability to respond to the Company was limited due to independence concerns. Additionally, our Firm did not sign, nor come to an understanding, with the Company with respect to a memorandum of understanding.

Very truly yours,

/s/ EFP Rotenberg LLP
EFP Rotenberg, LLP

/gt